Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

The securities referred to in this announcement are being offered and sold to certain non-U.S. persons in offshore transaction outside the United States in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Alibaba Group Holding Limited has not intended and does not intend to register any securities referred to in this announcement under U.S. Securities Act and such securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements under the U.S. Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. Alibaba Group Holding Limited does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

VOLUNTARY ANNOUNCEMENT
AND
OVERSEAS REGULATORY ANNOUNCEMENT

PROPOSED PLACING OF NEW SHARES UNDER GENERAL MANDATE

The board of directors of Alibaba Group Holding Limited (“Alibaba”, “Alibaba Group” or the “Company”) is making this announcement pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Company announces that it proposes to conduct placing of newly issued ordinary shares of the Company (the “Placing Shares”) to non-U.S. persons outside the United States with an aggregate placing consideration of HK$80 billion, subject to market and other conditions (the “Proposed Placing”).

The Proposed Placing is being undertaken to extend the Company’s global AI leadership. Alibaba intends to use 100% of the net proceeds from the Proposed Placing to invest in its full stack AI capabilities, including to expand and enhance its AI infrastructure.

Attached hereto as Schedule I is the full text of the press release issued by the Company on August 23, 2026, in relation to the Proposed Placing.

The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. They are being offered and sold only to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act. The Placing Shares may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Company will publish further announcement in due course in compliance with the relevant disclosure requirements under the Listing Rules.

This announcement contains information about the pending Proposed Placing, and there can be no assurance that the Proposed Placing will be completed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Proposed Placing and whether the Company will complete the Proposed Placing, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: financial community and rating agency perceptions of the company and its business, financial condition and the industries in which it operates, market conditions, and the satisfaction of customary closing conditions related to the proposed offering. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board

Alibaba Group Holding Limited

Kevin Jinwei ZHANG

Secretary

Hong Kong, August 23, 2026

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

SCHEDULE 1

Alibaba Group Announced Proposed Placing of New Shares in Hong Kong

Hong Kong, China, August 23, 2026 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced that it proposes to place newly issued ordinary shares of the Company (the “Placement Shares”) to non-U.S. persons outside the United States with an aggregate placing consideration of HK$80 billion, subject to market and other conditions (the “Equity Placement”).

The Equity Placement is being undertaken to extend the Company’s global AI leadership. Alibaba intends to use 100% of the net proceeds from the Equity Placement to invest in its full stack AI capabilities, including to expand and enhance its AI infrastructure.

The Placement Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. They are being offered and sold only to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act. The Placement Shares may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Equity Placement, and there can be no assurance that the Equity Placement will be completed.

About Alibaba Group

Alibaba Group is a global technology company focused on AI + Cloud and commerce. We empower consumers and enterprises with our full-stack AI capabilities and services, from applications to compute infrastructure. Our AI technology based on the Qwen family of large language and multimodal models powers the intelligence behind our services across enterprise solutions and consumer platforms. Our commerce business puts consumers first and provides the technology and marketing reach to help merchants, brands, retailers and small businesses to engage with customers and operate efficiently.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Equity Placement, and whether the Company will complete the Equity Placement, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: financial community and rating agency perceptions of the company and its business, financial condition and the industries in which it operates, market conditions, and the satisfaction of customary closing conditions related to the proposed offering. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lydia Liu

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com